PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 5, 2005
All amounts are expressed in US dollars, unless otherwise indicated.

CAMBIOR ENTERS INTO AN AGREEMENT TO SELL
CARLOTA FOR $37.5 MILLION

Cambior Inc. (TSX & Amex : CBJ) is pleased to announce that it has entered into an agreement with Quadra Mining Ltd. ("Quadra") for the sale of the Carlota Copper Project ("Carlota") for a consideration of $37.5 million. Under the terms of the agreement, Cambior will receive the consideration from Quadra as follows:

  On closing of the transaction, $15 million in cash;

  Eight quarterly gold payments commencing on March 31, 2006 of 6,250 ounces of gold, representing in the aggregate $22.5 million based on a reference gold price of $450 per ounce; and

The final four gold payments may be deferred if Quadra is unable to begin construction by the first quarter of 2007. Following an agreed-upon drilling program of approximately 3,000 meters, Cambior may receive up to an additional $4.0 million in cash based on the estimated copper contained in defined areas.

The agreement is subject to a number of conditions, including the parties finalizing a formal share purchase agreement.

Louis P. Gignac, President and Chief Executive Officer of Cambior noted: "We are pleased with reaching an agreement for the sale of the Carlota Copper Project. The transaction is consistent with our strategy to focus on building our gold portfolio. The transaction also accomplishes a swap of exposure to copper for exposure to physical gold as our future consideration is denominated in gold ounces. We look forward to working with the Quadra Team to finalize this transaction allowing them to move this project towards production".

BMO Nesbitt Burns has acted as financial advisor to Cambior and Orion Securities has acted as financial advisor to Quadra.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Quadra Mining Ltd is an intermediate copper producer, which expects to produce 120-127 million pounds of copper in concentrate form and 75,000 ounces of gold from its Robinson mine in 2005. Quadra could begin construction of Carlota in 2006, with first cathode production in 2007.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the due completion of the sale of the Carlota copper project, its anticipated benefits for Cambior and Cambior's use of proceeds thereof, the receipt of each deferred payment in gold on its due date and the dollar value of such gold at the time of delivery or, in other words, the effect of

Cambior's full exposure to the gold price in connection with such deferred payments, the eventual commencement of construction of the Carlota project and its impact on the timing of gold payments, the possible determination of additional reserves and its resulting additional cash consideration, and Cambior's eventual success to execute its strategy to focus on building its gold portfolio. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious and base metals, mining industry risks, risks associated with foreign operations, risks associated with the securing and maintaining of the relevant permits and authorizations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
CAMBIOR INC.
Martin Amyot
Manager - Investor Relations
Tel.: (450) 677-2699
         1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2005-15